LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2021



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2021

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2021, and the related Statements of Operations and Accumulated Deficit, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2021, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

March 1, 2022
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2021

ASSETS

Current assets		
Cash	$	254,143
Prepaid expenses		4,665
Total current assets		258,808
Property and equipment, net of accumulated depreciation of $907,803		392,861
Total assets	$	651,669

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	4,866
Other current liabilities		7,123
Total current liabilities		11,989
Stockholders' equity		
Capital stock		
Class A voting, no par value, 20 shares authorized, 20 shares issued and outstanding		1
Class B non-voting, no par value, 400,000 shares authorized, 323,887 shares issued and outstanding		9,296,357
Accumulated deficit		(8,656,678)
Total stockholders' equity		639,680
Total liabilities and stockholders' equity	$	651,669

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2021

Operating expenses		
Salaries and wages	$	476,285
Payroll taxes		35,369
Employee benefits		37,861
Computer related expenses		24,904
Contractor expense		22,381
Depreciation expense		67,735
Dues and subscriptions		1,125
General and administrative expenses		652
Insurance		2,260
Materials and supplies		28,939
Office expense		21,425
Professional fees		67,526
Rent expense		27,802
Telephone		14,117
Total operating expenses		828,381
Other income (expense)		
Paycheck Protection Program loan forgiveness		159,880
Miscellaneous income		7,350
Investment income		9
Processing fees for crowdfunding		(38,738)
Total other income (expense)		128,501
Net loss before provision for income taxes		(699,880)
Provision for income taxes		2,432
Net loss	$	(702,312)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2021

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at September 30, 2020	20	$ 1	318,907	$ 8,330,904	$ (7,954,366)	$ 376,539
Issuance of stock	-	-	4,980	965,453	-	965,453
Net loss	-	-	-	-	(702,312)	(702,312)
Balance at September 30, 2021	20	$ 1	323,887	$ 9,296,357	$ (8,656,678)	$ 639,680

See accompanying notes to the financial statements.

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LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flows from operating activities	
Net loss	$ (702,312)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	67,735
Forgiveness of Paycheck Protection Program loan	(159,880)
Decrease in assets	
Prepaid expenses	858
Decrease in liabilities	
Accounts payable and accrued expenses	(45,650)
Other current liabilities	(115,896)
Total adjustments	(252,833)
Net cash used in operating activities	(955,145)
Cash flows from investing activities	
Purchases of property and equipment	(88,104)
Net cash used in investing activities	(88,104)
Cash flows from financing activities	
Loan to shareholder, net	(1,000)
Proceeds from sale of capital stock	966,453
Proceeds from Paycheck Protection Program loan	85,935
Net cash provided by financing activities	1,051,388
Increase in cash	8,139
Cash - beginning of year	246,004
Cash - end of year	$ 254,143

See accompanying notes to the financial statements.

Note 1 -   Summary of significant accounting policies
           Description of the company
           Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated
           in 2003, is a development-stage enterprise, researching and developing an economical,
           ecologically safe energy generation technology called Focus Fusion. This technology uses
           a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly
           into electricity.

           The Company has already achieved major experimental milestones. Of the three factors
           that serve as an indicator of fusion energy yield (temperature, density and confinement
           time), the Company has so far achieved adequate temperature and confinement time for net
           energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility
           of its approach and develop a prototype fusion generator. The Company expects that it
           will achieve profitable operation after that time primarily by selling licenses for the
           manufacture of the generators and from the royalties from those licenses.

           Use of estimates
           The preparation of financial statements in accordance with generally accepted accounting
           principles requires management to make estimates and assumptions that affect the reported
           amounts of assets and liabilities and to disclose contingent assets and liabilities at the date
           of the financial statements and the reported amounts of revenue and expenses during the
           reporting period. Actual results could differ from those estimates.

           Income taxes
           Deferred income taxes reflect the temporary differences in reporting assets and liabilities
           for income and financial accounting purposes. These temporary differences arise primarily
           from the recognition of accelerated depreciation for income tax purposes and net operating
           loss carryforwards.

           With few exceptions, the Company is no longer subject to the U.S. Federal, state or local
           income tax examinations by tax authorities for years before 2017.

           Property and equipment
           Property and equipment are stated at cost. Repairs and maintenance costs are expensed,
           while additions and betterments are capitalized. Depreciation is being provided for
           principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFusion, Inc.
Notes to the Financial Statements

Note 1 - Summary of significant accounting policies (continued)
Revenue recognition
Revenue consists of subscription payments and sponsored research agreement provided by a non-profit organization.

Note 2 - Concentration of credit risk
The Company maintains its cash and cash equivalents in a wide array of bank deposit accounts and financial institutions which are insured by the Federal Deposit Insurance Corporation. The Company's uninsured cash totaled approximately $250 at September 30, 2021.

Note 3 - Property and equipment
Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Software		22,681
Machinery and equipment		1,163,391
Total property and equipment		1,300,664
Less: accumulated depreciation		907,803
Property and equipment, net	$	392,861

Depreciation expense for the year ended September 30, 2021 was $67,735.

Note 4 - Paycheck Protection Program loan
The Company received a $159,880 Paycheck Protection Program loan forgiveness. The company recognized the full amount as other income for the year ended September 30, 2021.

Note 5 - Patents
The Company has been granted patents in the United States, Australia, Canada, China, and the European Union, and has an outstanding patent application in India.

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Note 6 -   Stock option plan
Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $126. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. At September 30, 2021, there were 19,008 options outstanding.

There was no compensation expense recorded for any of the options because management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   Operating leases
The Company rents office space under an operating lease expiring in January 31, 2026. Rent is due monthly installments of $1,990 through January 31, 2026. In addition, the rent will increase annually at 2% per year for the duration of the lease. The Company also leases a storage facility for $89 a month on a month-to-month basis. Rent expenses for the year ended September 31, 2021 was $27,802.

The remaining future lease payments under the operating lease is as follows for the year ended September 30:

2022	$	25,046
2023		25,432
2024		25,435
2025		25,435
2026		9,197

Note 8 -   Income taxes
The provision for income taxes for the year ended September 30, 2021 is as follows:

Current state taxes	$	2,432

As of September 30, 2021, the Company has available a cumulative net operating loss carryforward of $8,676,643 which begins to expire in 2027 and a book to tax temporary difference of $136,300 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 9 -   Supplemental disclosure of cash flow information
            Cash paid during the years ended September 30, 2021 as follows:

            Income taxes $ 2,512

Note 10 -   Change in accounting standards
            ASU 2016-02: FASB issued ASU 2016-02, *Leases*. This ASU recognizes as a liability,
            non-cancellable lease. The liability offset by an amortizable asset called a right to use.
            This ASU will be effective to the Company in the year ending September 30, 2022.
            Management has not completed its assessment of the impact of this change.

Note 11 -   Risk and uncertainties
            The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.
            As such, it is uncertain as to the full magnitude that the pandemic will have on the
            Organization's financial condition, liquidity, and future results of operations. Management
            is actively monitoring the impact of the global situation on its financial condition, liquidity,
            operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19
            outbreak and the global responses to curb its spread, the Organization is not able to
            estimate the effects of the COVID-19 outbreak on its results of operations, financial
            condition, or liquidity for the fiscal year ended 2022.

Note 12 -   Subsequent events
            The Company's management has determined that no material events or transactions
            occurred subsequent to September 30, 2021 and through March 1, 2022, the date of the
            Company's financial statement issuance, which require additional disclosure in the
            Company's financial statements.